Exhibit 99.2

Interim condensed consolidated financial statements of

QUANTUM eMOTION CORP.

Three-month period ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

QUANTUM eMOTION CORP.

Table of Contents

Page

Interim condensed consolidated financial statements
Interim condensed consolidated statements of Financial Position	1
Interim condensed consolidated statements of Loss and Comprehensive Loss	2
Interim condensed consolidated statements of Changes in Shareholders’ Equity	3
Interim condensed consolidated statements of Cash Flows	4
Notes to the interim condensed consolidated financial statements	5 - 15

QUANTUM eMOTION CORP.

Interim condensed consolidated statements of Financial Position

(Unaudited, in Canadian dollars)

	Notes	March 31, 2026	December 31, 2025
		$	$
Assets
Current assets:
Cash		245,551	246,653
Accounts and taxes receivable	7	424,335	454,243
Grant receivable	8	101,084	-
Prepaid expenses and other		808,034	103,021
Investments	3	37,151,123	36,943,960
		38,729,917	37,747,877

Non-current assets:
Investments	3	2,757,898	4,749,326
Intangible assets	4	301,508	307,084
Property and equipment	4	26,316	28,977
Right-of-use asset	5	43,254	53,583
Total assets		41,858,892	42,886,847

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities		856,871	591,878
Current portion of lease obligation	6	36,215	39,018
Total current liabilities		893,086	630,896

Non-current liabilities:
Lease obligation	6	10,226	16,960
Total liabilities		903,312	647,856

Shareholders’ Equity
Share capital	9	58,441,198	58,110,456
Warrants	9	2,553,156	2,577,613
Contributed surplus	9	9,931,035	7,932,393
Fair value reserve	12	295,240	295,240
Deficit		(30,265,039)	(26,676,710)
		40,955,580	42,238,991
Total liabilities and shareholders’ equity		41,858,892	42,886,847

See accompanying notes to interim condensed consolidated financial statements.

Approved on behalf of the Board:

“Francis Bellido”
Francis Bellido	CEO

“Marc Rousseau”
Marc Rousseau	CFO

QUANTUM eMOTION CORP.

Interim condensed consolidated statements of Loss and Comprehensive Loss

(Unaudited, in Canadian dollars)

		Three months ended
	Notes	March 31, 2026	March 31, 2025
		$	$
Revenues		10,582	-
Expenses

Research and development		399,305	211,878
General and administrative		1,240,241	458,553
Marketing and selling		173,288	106,342
Share-based payments		2,066,390	2,565,993
		3,879,224	3,342,766

Other items
Amortization and depreciation	4	18,566	5,638
Net financial (income) expense	11	(298,879)	2,932
		(280,313)	8,570

Total expenses		3,598,911	3,351,336

Net loss and comprehensive loss		3,588,329	3,351,336

Basic and diluted loss per share		0.016	0.020

Weighted average number of common shares outstanding		219,011,157	170,684,308

See accompanying notes to interim condensed consolidated financial statements.

QUANTUM eMOTION CORP.

Interim condensed consolidated statements of Shareholders’ Equity

(Unaudited, in Canadian dollars)

	Notes	Number of shares	Number of shares to be issued	Share capital	Units to be issued	Warrants	Contributed surplus	Deficit	Fair value reserve of financial asset at FVOCI	Total equity
				$	$	$	$	$	$	$
Balance as of December 31, 2025		218,588,670	-	58,110,456	-	2,577,613	7,932,393	(26,676,710)	295,240	42,238,991
Share-based payments	9	-	-	-	-	-	2,066,390	-	-	2,066,390
Exercise of options	9	51,000	-	160,275	-	-	(67,748)	-	-	92,527
Exercise of warrants	9	730,000	-	170,457	-	(24,457)	-	-	-	146,000
Net loss and comprehensive loss		-	-	-	-	-	-	(3,588,329)	-	(3,588,329)
Balance as of March 31, 2026		219,369,670	-	58,441,188	-	2,553,156	9,931,035	(30,265,039)	295,240	40,955,580

Balance as of December 31, 2024		164,652,838	50,000	15,462,594	8,688	454,877	1,540,107	(16,128,423)	-	1,337,843
Units issuance	9	13,333,333	(50,000)	5,063,218	(8,688)	5,408,863	-	-	-	10,463,393
Units issuance costs	9	-	-	(811,413)	-	(472,083)	-	-	-	(1,283,496)
Share-based payments	9	-	-	0	-	-	2,565,993	-	-	2,565,993
Exercise of options	9	975,000	-	140,985	-	-	-	-	-	140,985
Exercise of warrants	9	10,000,000	-	1,551,188	-	-	-	-	-	1,551,188
Net loss and comprehensive loss		-	-	-	-	-	-	(3,351,336)	-	(3,351,336)
Balance as of March 31, 2025		188,961,171	-	21,406,573	-	5,391,657	4,106,100	(19,479,760)	-	11,424,570

See accompanying notes to consolidated financial statements.

QUANTUM eMOTION CORP.

Interim condensed consolidated statements of Cash Flows

(Unaudited, in Canadian dollars)

		Three months ended
	Notes	March 31, 2026	March 31, 2025
		$	$
Operating activities
Net loss		(3,588,329)	(3,351,336)
Adjustments to net loss for non-cash items
Share-based payments	9	2,066,390	2,565,993
Amortization and depreciation		18,566	5,638
Accretion expense (reversal)		792	2,162
Net changes in non-cash working capital items
Taxes receivable		(30,489)	(39,613)
Accounts receivable		(12,076)
Tax credit and grant receivable		(13,297)	-
Interest receivable		(25,898)
Prepaid expenses and other		(706,036)	(19,427)
Accounts payable and accrued liabilities		209,772	139,930
		(2,081,397)	(696,653)

Investing activities
Addition to property and equipment		-	(5,516)
Advance to Greybox	3	(450,000)	-
Purchase of investments		(2,167,797)	(5,001,808)
Proceeds from sale of investments		4,469,102	19,000
		1,851,305	(4,988,324)

Financing activities
Proceeds from issuance of units	9	-	11,683,485
Share issuance costs	9	-	(811,413)
Exercise of options	9	92,527	-
Exercise of warrants	9	146,000	-
Lease payment		(10,329)	-
		228,198	10,872,072

Increase (decrease) in cash		(1,102)	5,187,095
Cash, beginning of period		246,653	1,359,396

Cash, end of period		245,551	6,546,491

See accompanying notes to interim condensed consolidated financial statements.

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

1.	Nature of operations

Quantum eMotion Corp. (the “Company”) was incorporated under the Business Corporations Act of Ontario on July 19, 2007.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, Qc, H4S 2A4. The Company is a developer of a new generation of quantum-based cryptographic solutions pursuant to the development of intellectual property and subsequent commercialization of cybersecurity solutions.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared by management in accordance with IAS 34 Interim financial reporting and using the same accounting policies and methods of computation as those used in preparing the audited annual consolidated financial statements for the year ended December 31, 2025. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2025, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board(“IASB”).

The Board of Directors approved and authorized for issue, these interim condensed consolidated financial statements on May 14, 2026.

3.	Investments

	March 31, 2026	December 31, 2025
	$	$
Current investments, at amortised cost
Guaranteed investment certificates having a principal of $21,665,000 and accrued interest of $167,468, non-redeemable, bearing interest between 3.05% and 3.30% per annum, maturing at various dates between June 2, 2026, and March 29, 2027	21,974,460	19,806,662
Investment account, including accrued interest of $91,230 (2025 - $229,695), redeemable, bearing interest at 2.75% per annum	13,311,277	15,754,152
Commercial deposit, having a principal of US $1,008,261, bearing interest at interest 2.81% per annum, maturing on December 3, 2026	1,415,386	1,383,146
Short term advance, non interest bearing and due on demand.	450,000	-
Balance, end of period	37,151,123	36,943,960

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

3.	Investments (cont’d)

	March 31, 2026	December 31, 2025
	$	$
Non-current investments, at amortized cost
Guaranteed investment certificates having a principal of $2,000,000 and accrued interest of $329, non-redeemable, bearing interest at 3.00% and maturing on January 30, 2027	-	2,000,329
Non-current investments, at FVOCI
Investment in equity instruments of Greybox Solutions Inc.	645,240	645,240
Investment in equity instruments of Krown Technologies Inc.	556,576	547,675
Secured convertible promissory notes of US$1,100,000 with Vertical Growth Equity Inc. (“VGE”), bearing interest at 12% per annum, maturing in May 2026 and automatically convertible in a 9.99% participation upon the occurrence of certain milestones. The convertible promissory note is secured by all the assets of VGE.	1,556,082	1,556,082
Balance, end of period, FVOCI	2,757,898	2,748,997
Balance, end of period	2,757,898	4,749,326

The Company designated the investments shown above as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long-term for strategic purposes. No strategic investments were disposed of during the period and there were no transfers of any cumulative gain or loss within equity relating to these investments.

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

4.	Intangible assets and Property and equipment

	Computer Hardware	Licenses	Total
	$	$	$
Cost
December 31, 2025	31,928	446,112	478,040
Additions	-	-	-
March 31, 2026	31,928	446,112	478,040

Accumulated amortization and impairment
December 31, 2025	2,951	139,028	141,979
Amortization	2,661	5,576	8,237
March 31, 2026	5,612	144,604	150,216

Net book value
December 31, 2025	28,977	307,084	336,061
March 31, 2026	26,316	301,508	327,823

5.	Right-of-use Asset

	March 31, 2026	December 31, 2025
	$	$
Balance at the beginning of the period	53,583	-
Additions	-	77,684
Amortization	(10,329)	(24,101)
Balance at the end of the period	43,254	53,583

6.	Lease Liability

	March 31, 2026	December 31, 2025
	$	$
Balance at the beginning of the period	55,978	-
Additions	-	77,684
Payments	(10,329)	(24,101)
Interest accretion	792	2,396
Balance at the end of the period	46,441	55,978
Current	36,215	39,018
Non-current	10,226	16,960

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

7.	Tax credits receivable

	March 31, 2026	December 31, 2025
	$	$
Balance at the beginning of the period	353,035	-
Additions	29,198	353,035
Payments received	(101,691)	-
Balance at the end of the period	280,542	353,035

8.	Grants receivable

The Company received confirmation from the National Sciences and Engineering Research Council of Canada (NSERC) that the Company was awarded funding of up to $600,000 in support of a research and development project focused on quantum-secure semiconductor technology in collaboration with JMEM Tek. The Company claimed $101,084 in the first quarter of 2026.

9.	Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of:

•	voting Class A preferred shares

•	voting Class B preferred shares

•	voting Class C preferred shares

•	voting Class D preferred shares

•	special shares (non-voting)

•	common shares (voting)

without nominal or par value.

Class A preferred shares are ranked senior to Class B preferred shares, Class B preferred shares are ranked senior to Class C preferred shares, Class C preferred shares are ranked senior to Class D preferred shares, Class D preferred shares are ranked senior to special shares, and special shares are ranked senior to common shares in priority of receiving dividends declared by the Company.

Holders of special shares and common shares shall be entitled to receive pro-rata for the remaining property of the Company after distribution to the holders of Class A, Class B, Class C and Class D preferred shares, on a pro-rata basis.

Dividends for Class A, Class B, Class C and Class D preferred shares are preferential and non-cumulative and are declared in accordance with their respective priority. Dividend rate per share for Class B, Class C and Class D preferred shares is 7% per annum. Dividends are declared at the discretion of the Company’s Board of Directors.

(b)	Issued and outstanding

On June 2, 2025, the Company completed a brokered LIFE financing, issuing a total of 8,000,000 units at a price of $1.50 per unit for gross proceeds of $12,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.82 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

9.	Share capital (cont’d)

Unit issuance costs of $857,178, which include a broker fee of 6.0% as well as legal and listing costs, were recorded in the second quarter of 2025. In addition, the Company issued 320,000 warrants representing 4% of the units issued to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.66 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

On February 24, 2025, the Company completed a brokered LIFE financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs of $811,413, which include a broker fee of 6.5% as well as legal and listing costs, were recorded in the first quarter of 2025. In addition, the Company issued 666,666 warrants representing 5% of the issued units to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.88 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Common shares and warrants were valued based on their relative fair values. The fair value of the common shares was determined by the closing price on the date of the transaction. The fair value of the warrants was determined using the Black-Scholes pricing model and based on the following assumptions:

	June 2, 2025	February 24, 2025
Share price	$1.50	$0.75
Expected volatility	160.46%	156.08%
Risk-free interest rate	2.62%	2.62%
Expected average life	3.00	3.00
Exercise price	$1.82	$1.10

As at March 31, 2026, no dividends were declared or unpaid (December 31, 2025 – $Nil).

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

9.	Share capital (cont’d)

(c)	Stock options

The Company's share options are as follows for the reporting periods presented:

	March 31, 2026		December 31, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance outstanding, beginning of period	17,184,737	0.97	10,452,237	0.14
Granted	-	-	10,245,000	1.57
Exercised	(51,000)	1.81	(2,162,500)	0.25
Cancelled / Expired	-	-	(1,300,000)	0.17
Forfeited	-	-	(50,000)	1.78
Balance outstanding, end of period	17,133,737	0.97	17,184,737	0.97
Balance exercisable, end of period	12,753,737	0.66	11,017,237	0.45

Shareholders approved an increase to the Company’s stock option pool to 24,750,000 options from 15,000,000 at the Company’s Annual General Meeting held on June 26, 2025. This increase was also approved by the TSX Venture Exchange.

The weighted average share price at date of exercise for options exercised during the 3-month period was $4.51 (March 31, 2025 - $1.11).

The weighted average remaining contractual life for options outstanding on March 31, 2026, is 7.08 years (March 31, 2025 - 7.24 years).

Non-cash, share-based compensation recognized under the plan amounted to $2,066,390, for the three-month period ending March 31, 2026 (2025 - $2,565,993). Share-based compensation is provided to officers, employees and consultants and related to general and administrative expenses.

(d)	Share purchase warrants

The Company’s warrant movement for the three-month period ended March 31, 2026, (March 31, 2025, 15,000,000 at an exercise price of $0.15) is as follows:

	Number of warrants	Weighted average exercise price
		$
Balance outstanding, beginning of period	7,980,000	1.22
Warrants issued	-	-
Warrants exercised	(730,000)	0.20
Balance outstanding, end of period	7,250,000	1.42

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

10.	Related party transactions

The Company’s related parties include companies owned by key management. The Company paid management fees to key management through their management companies as follows:

•	Management compensation of $18,000 to LVR Capital, a company owned by the Chief Financial Officer. As at March 31, 2026, $6,898 (December 2025 – $6,898) was due to that company.

•	Salary of $75,000 to Francis Bellido. As at March 31, 2026, $Nil (December 2025 – $120,000) was due to Mr. Bellido.

•	Director’s fees of $7,500 to Baystream Corporation, a company owned by a Director. As at March 31, 2026, $Nil (December 2025 – $12,640) was due to that company.

•	IT related fees of $29,108 to Baystream Corporation, a company owned by a Director. As at March 31, 2026, $11,406 (December 2025 – $Nil) was due to that company.

•	Director’s fees of $7,500 and consulting fees of $33,000 to Red River Solutions, a company owned by a Director. As at March 31, 2026, $26,250 (December 2025 – $14,175) was due to that company.

•	Director’s fees of $7,500 to SLT Solutions, a company owned by a Director. As at March 31, 2026, $17,246 (December 2025 – $7,500) was due to that company.

•	Director’s fees of $10,436 (US$7,500) and Management fees of $50,092 (US$36,000) to CyberDef LLC, a company owned by a Director. As at March 31, 2026, US$19,500 (December 2025 – US$22,353) was due to that company.

•	Research and development costs of $238,929 to Fileglobal, a company owned by a Director. As at March 31, 2026, $49,939 (December 2025 – $35,353) was due to that company.

Transactions with key management

The key management of the Company are the members of senior management and the Board. The remuneration and other expenses for the period of key management (including the amounts above) is as follows:

	Three months ended March 31
	2026	2025
	$	$
Research & development	239,108	113,062
Management salaries	143,092	103,714
Director’s fees	32,935	22,500
Other fees	62,108	34,410
Share based payments	105,224	2,425,363
	582,468	2,699,049

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

11.	Net financial (income) expense

	Three months ended March 31
	2026	2025
	$	$
Financial income	(268,876)	(1,808)
Financial expense	1,875	3,526
Foreign currency gain	(31,878)	1,215
	(298,879)	2,932

12.	Financial instruments and risk management

(a)	Management of capital

The capital structure of the Company consists of equity attributable to shareholders, comprising issued share capital, contributed surplus and deficit. The Company’s objectives when managing capital are to: (i) preserve capital; (ii) obtain the best available net return; and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. There were no changes to the Company’s approach to capital management during the year ended December 31, 2025.

(b)	Fair value of financial instruments

The classification of financial instruments as well as their carrying amounts are presented in the table below:

	March 31, 2026
	Amortized cost	FVOCI	Total
	$	$	$
Financial assets
Cash	245,551	—	245,551
Investments	37,151,123	2,757,898	39,909,021
Financial assets[1]	37,396,674	2,757,898	40,154,572
Non-current	—	2,757,898	2,757,898

Financial liabilities
Accounts payable and accrued liabilities	856,872	—	856,872
Total	856,872	—	856,872

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

12.	Financial instruments and risk management (cont’d)

	December 31, 2025
	Amortized cost	FVOCI	Total
	$	$	$
Financial assets
Cash	246,653	—	246,653
Investments	38,944,289	2,748,997	41,693,286
Financial assets[1]	39,190,942	2,748,997	41,939,939
Non-current	2,000,329	2,748,997	4,749,326

Financial liabilities
Accounts payable and accrued liabilities	591,878	—	591,878
Total	591,878	—	591,878

1 Excludes taxes receivable, as these amounts do not represent a contractual right to receive cash or another financial asset.

Financial assets at FVOCI are presented in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities as defined in Note 3. The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investments classified as FVOCI (note 3), is measured under Level 3 of the fair value hierarchy. There have been no transfers between levels in the reporting periods.

The fair value of investments not quoted in an active market may be determined by the Company using reputable pricing sources or indicative prices from bond/debt market makers. The Company would exercise judgment and estimates on the quantity and quality of pricing sources used. Where no market data is available, the Company might value positions using its own models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. The inputs into these models are primarily adjusted market data and discounted cash flows. The models used to determine fair values are validated and periodically reviewed by experienced personnel at the Company, independent of the party that created them.

The models used for private equity securities are based mainly on observable transaction data or discounted future cash flows, adjusted for lack of marketability and control premiums. The models used for debt securities are based on the net present value of estimated future cash flows, adjusted as appropriate for liquidity, and credit and market risk factors.

Models use observable data, to the extent practicable. However, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. The sensitivity to unobservable inputs is based on management’s expectation of reasonably possible shifts in these inputs, taking into consideration historical volatility and estimations of future market movements. The determination of what constitutes ‘observable’ requires significant judgment by the Company. The Company considers observable data to be market data that is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

12.	Financial instruments and risk management (cont’d)

The following table provides information on the valuation techniques and the inputs used.

Valuation technique	Key inputs	Relationship and sensitivity of unobservable inputs to fair value
1) Vertical Growth Equity Inc.
Discounted cash flow method	The Company uses future cash flows estimated using the interest rate on the instrument, discounted at a discount rate based on the investee company’s risk premiums.	A change in this discount rate applied would not have a significant impact on the value of the investment since the remaining maturity as at quarter-end is only 5 months.
2) Greybox Solutions Inc. [1]
Adjusted market method	In this approach, the Company used the fair value of the most recent financing round which was conducted at arm’s length. Management used this price to determine the value of the investee Company (inclusive of all classes of shares) and, based on a pro-rata share, calculated the price of the Company’s investment. Management then, based on judgment, applied a discount using judgment due to the non-voting characteristic of the investment.	Significant judgment was involved in determining the pro-rata value of the class of shares acquired. Additionally, had management applied a higher/lower discount of 10% the investment value would have decreased/increased by $70,000.
3) Krown Technologies, Inc.
Adjusted income approach	In this approach, the Company used the investee value determined using projected cash flows and applied a 35% discount based on judgment. The discount was set as such considering recent financial performance and the absence of recent rounds of financing.	A higher/lower discount of 15% would have resulted in a decrease/increase in fair value by approximately $90,000.

[1]	Based on the terms of the investments, management assessed the initial fair value of the securities at $700,000 based on previous financing rounds conducted at arm’s length. However, since fair value is based on unobservable entity-specific inputs, the initial valuation was restricted to the transaction price determined to be $350,000, resulting in a deferred amount of $350,000, of which $59,760 is still deferred as of March 31, 2026. Management policy is to recognize in profit or loss the difference between the fair value at initial recognition and the transaction price based on subsequent financing rounds.

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended March 31, 2026, and 2025

(Unaudited, in Canadian dollars)

13.	Subsequent events

In April 2026, the Company acquired 100% of the issued and outstanding shares of SKV Technology Inc. a California-based cybersecurity company. The assets include the SecureKey™ platform developed and commercialized by Jet Lab Technologie s Inc. and held by SKV. Pursuant to the agreement, QeM will make milestone-based earn-out payments (the “Earn-Out Payments”) of up to $7,000,000, payable at QeM’s election in cash, common shares of the Company (the “Consideration Shares”), or a combination thereof. QeM will also pay royalties of up to $15,000,000, subject to specified sales thresholds, on products incorporating the SecureKey™ technology for a term of up to five years.